K&L Gates LLP
70 West Madison Street
Suite 3100
Chicago, IL 60602-4207

T 312.372.1121 www.klgates.com

MARK R. GREER

312.807.4393

mark.greer@klgates.com

Direct Fax: 312.827.8010

December 8, 2015

VIA EDGAR

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Actively Managed Exchange-Traded Commodity Fund Trust

1933 Act Registration No. 333-193135

1940 Act Registration No. 811-22927

Dear Ms. Dobelbower:

This letter responds to comments you conveyed to me via telephone on November 23, 2015, regarding post-effective amendment no. 2 to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which is amendment no. 6 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PowerShares Actively Managed Exchange-Traded Commodity Fund Trust (the “Trust”), on behalf of each of its series: PowerShares DB Optimum Yield Diversified Commodity Strategy Portfolio (“PDBC”) and PowerShares Bloomberg Commodity Strategy Portfolio (“CMDY” and, with PDBC, the “Funds,” and each being a “Fund”). For your convenience, each of your comments, as we understand them, is repeated below, with responses immediately following. Where revised disclosure from post-effective amendment no. 2 is included in a response, we have marked the new disclosure in bold to show changes from the post-effective amendment, which was filed on October 8, 2015.

Please note — We have included for your convenience, where applicable, the page numbers of the Prospectus and the Statement of Additional Information located in post-effective amendment no. 2. In addition, unless otherwise specified, we understand that staff comments made to one Fund apply equally to both Funds, and our responses likewise apply to both Funds, unless noted otherwise.

1.	Comment:	Page 3: Please reconsider if the totals in the expense table for Acquired Fund Fees and Expenses (“AFFEs”) remain appropriate for the Funds since the last amendment to the registration statement.

	Response:	The Trust has reviewed the estimated AFFEs as disclosed in the expense table for each Fund and has concluded that those expenses are accurate.

2.	Comment:	Page 3: In footnote 3 to each Fund’s expense table, please disclose (if applicable) that the adviser may recoup any fees waived pursuant to the fee waiver agreement described therein.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

December 8, 2015

Response:

The Memorandum of Agreement between the Trust and Invesco PowerShares Capital Management LLC (the “Adviser”) specifically prohibits any reimbursement or recapture by the Adviser of any previously waived fees for either Fund. Therefore, no change to the disclosure is necessary.

3.	Comment:	Page 3: Please include the 5-year and 10-year expense totals under the “Example” subsection indicating the expenses a shareholder would incur by investing in a Fund for these time periods.
Response:

The Funds decline to include the requested information. Instruction 6(b) to Item 3 of Form N-1A states that a new fund should complete only the 1- and 3-year period portions of the Example. That instruction defines a “new fund” as a “Fund that does not include in Form N-1A financial statements reporting operating results or that includes financial statements for the Fund’s initial fiscal year reporting operating results for a period of 6 months or less.”

The registration statement of the Trust with respect to the Funds became effective on November 4, 2014. The Funds’ fiscal year ended October 31, 2015; as such, neither Fund will have any audited fiscal year-end financial information prior to the effective date of post-effective amendment no. 2. In addition, the Trust’s semi-annual report to shareholders, dated April 30, 2015, includes financial data for the period from inception (November 4, 2014) through the date of the report, which is a period of time shorter than the 6-month minimum required by Form N-1A. Therefore, neither Fund is a “new fund” and is not required to include the 5- and 10-year period portions of its expense Example.

The Funds note, however, that the Trust will be filing another post-effective amendment to its registration statement in February 2016 in connection with its annual update; that filing will include the 5- and 10-year period totals in each Fund’s expense Example.

4.	Comment:

Page 4: In the second paragraph of the section “Principal Investment Strategies,” each Fund discloses that it will invest in, among other things, “cash, cash-like instruments or high-quality securities” collectively defined as “Collateral.” Please clarify what is meant by the phrase “high-quality securities.” Is this intended to refer to liquid equities or some other asset?

Response:

As an initial matter, each Fund notes that throughout the registration statement there is extensive disclosure about the “high-quality securities” in which it may invest, as well as the attendant risks of such investments. First, in the final paragraph of the subsection “Principal Investment Strategies,” the disclosure states that Collateral “consists of high-quality securities such as U.S. Treasuries, other U.S. government obligations, money market funds, cash and cash-like equivalents (e.g., high quality commercial paper and similar instruments that are rated investment grade or, if unrated, of comparable quality as the Adviser may determine)…”.

Additionally, each Fund discloses the risks of investing in securities that constitute Collateral under the subsection “Principal Risks of Investing in the Fund—Collateral Securities Risk,” wherein it describes that the Fund may invest in the following: (i) U.S. Government securities, such as bills, notes and bonds issued by the U.S. Treasury; (ii) money market funds; and (iii) corporate debt securities, such as commercial paper generally and other short-term unsecured promissory notes issued by businesses.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

December 8, 2015

Lastly, the Statement of Additional Information for each Fund includes additional disclosure about other types of possible Collateral, including “stripped” or “zero coupon” U.S. Treasury obligations; negotiable CDs; fixed time deposits; bankers’ acceptances of U.S. and foreign banks and similar institutions; and commercial paper rated at the date of purchase “Prime-1” by Moody’s Investors Service, Inc. or “A-1+” or “A-1” by Standard & Poor’s or, if unrated, of comparable quality, as the investment adviser of the Fund determines.

Notwithstanding the presence of the disclosure described above, each Fund has revised the paragraph noted by the staff in the “Principal Investment Strategies” section to clarify that the overarching term “high-quality securities” represents these securities. The revised disclosure now reads as follows:

“Under normal circumstances, the Fund invests, either directly or through a wholly-owned subsidiary (the “Subsidiary”), in a combination of four categories of investments ... (iv) cash, cash-like instruments or high-quality securities (collectively, “Collateral”). The Collateral may consist of (1) U.S. Government securities, such as bills, notes and bonds issued by the U.S. Treasury; (2) money market funds; and/or (3) corporate debt securities, such as commercial paper and other short-term unsecured promissory notes issued by businesses that are rated investment grade or of comparable quality. Such Collateral is designed to ~~that~~ provide liquidity, serve as margin or otherwise collateralize investments in the Commodities Futures and Commodity-Linked Instruments.”

5.	Comment:	Page 4: Please address, where appropriate, the following issues raised by each Fund’s controlled foreign corporation (“CFC”).
		(a)	Disclose that the Funds comply with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.
(b)

Disclose that each investment adviser to the CFCs complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of 1940 Act. The investment advisory agreement between each CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

		(c)	Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFCs.
(d)

Disclose, as appropriate, whether any of a CFC’s principal investment strategies or principal risks constitute principal investment strategies of the corresponding Fund. The principal investment strategies and principal risk disclosures of each Fund should reflect aggregate operations of the Fund and the CFC.

		(e)	Confirm that the financial statements of the CFCs will be consolidated with those of their respective Fund.
		(f)	Confirm in your response letter that: (1) the CFCs’ expenses will be included in the Funds’ prospectus fee tables; (2) each CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) each CFC and its board of directors will agree to inspection of the CFC’s books and records by the SEC staff.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

December 8, 2015

Response:	The Trust notes the following:

	(a)	Each Fund confirms that it complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with its CFC. Each Fund notes that its registration statement contains the following disclosure to this effect:

		(i)	In the prospectus, under the section “Summary Information—Principal Investment Strategies,” the disclosure states that “[t]he Subsidiary has the same investment objective as the Fund and will follow the same general investment policies and restrictions, except that unlike the Fund, it may invest without limit in Commodities Futures and Commodity-Linked Instruments. Except as noted, for purposes of this Prospectus, references to the Fund’s investment strategies and risks include those of its Subsidiary.”

		(ii)	In the prospectus, under the section “Additional Information about the Fund’s Strategies and Risks—Principal Risks of Investing in the Fund—Subsidiary Investment Risk,” the disclosure states that “[i]n adhering to the Fund’s investment restrictions and limitations, the Adviser will treat the assets of the Subsidiary generally in the same manner as assets that are held directly by the Fund.”

		(iii)	In the Statement of Additional Information, under the section “Investment Policies and Risks—Leverage,” the disclosure states that “[i]n addition to structural leverage, such as the Fund’s bank borrowings, the Subsidiary may invest in portfolio investments, such as investments in commodity futures contracts and other derivatives, which may give rise to a form of economic leverage.… The total value of all investments of the Fund and the Subsidiary in instruments with economic leverage will be covered with segregated or ear-marked assets of the Fund in accordance with SEC guidance.”

	(b)	Each Fund confirms that the adviser to the Fund also serves as the investment adviser to the CFC. The adviser and the CFC have entered into investment advisory agreements setting forth the services performed by the adviser, the fees paid for such services and related matters. Because each CFC is not registered as an investment company under the 1940 Act, the agreements are not subject to the requirements of Section 15 of the 1940 Act; however, the services performed by the adviser nevertheless will be subject to review by the Board of Trustees of the Funds, including the “independent” Trustees, in connection with the Board’s annual review of each Fund’s investment advisory contract with the adviser.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

December 8, 2015

The Funds also note that their registration statements disclose the connection between the advisory agreements with the CFCs and the agreements with the Funds, including the termination provisions and integrated review by the Board, as described above. The disclosure under the section titled “Management—Investment Advisory Agreement” includes the following to that effect:

“The Adviser also serves as the Subsidiary’s investment adviser, pursuant to a separate investment advisory agreement between the Adviser and the Subsidiary. The Subsidiary is not registered under the 1940 Act and is not subject to the regulatory protections of the 1940 Act. Thus the Fund, as an investor in the Subsidiary, will not have all of the protections offered to investors in registered investment companies. However, because the Fund wholly owns and controls the Subsidiary, and the Adviser is subject to the oversight of the Board of the Trust, it is unlikely that the Subsidiary will take action contrary to the interests of the Fund or the Fund’s shareholders.

The investment advisory agreement with the Subsidiary continues indefinitely; however, the agreement automatically will terminate if the Investment Advisory Agreement between the Trust and the Adviser is terminated, by assignment or otherwise. In addition, the Trust, as sole shareholder of the Subsidiary, may terminate the agreement between the Subsidiary and the Adviser at any time, without penalty, on sixty days notice. As part of the Board’s annual consideration of the Investment Advisory Agreement with the Trust, the Board also will consider the Adviser’s performance with regard to the Subsidiary.”

Finally, although the Funds do not consider the agreements with the CFCs to be material agreements (as the Funds are not party to such agreements) such that they need to be filed as exhibits to the registration statement, each Fund, in the interest of full transparency, previously filed a copy of that agreement as an exhibit to the registration statement.

(c)	For purposes of monitoring compliance with the 1940 Act (including Section 17) and each Fund’s investment restrictions, each Fund confirms that it considers the assets of its CFC to be assets of the Fund. The Funds note that their registration statements already include disclosure to that effect The Funds also confirm that each CFC complies with the provisions related to affiliated transactions and custody contained in Section 17. The CFCs use the same custodian as the Funds, Bank of New York Mellon. Each Fund undertakes that it will not use the Subsidiary to evade the provisions of the
1940 Act.

(d)	The CFCs generally employ the same investment strategy as the Funds with respect to the commodity portion of the Funds’ portfolios, except that, as disclosed in each prospectus, a CFC may invest without limitation in commodity-linked futures contracts. The Funds therefore confirm that each CFC’s principal investment strategies and principal risks substantially are the same as those of their respective Fund, and that

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

December 8, 2015

the principal investment strategies and principal risk disclosures in each Fund’s prospectus reflect the aggregate operations of the Fund and its CFC, as applicable.

		(e)	The Funds utilize their CFCs in the manner contemplated by a no-action letter issued to Fidelity Select Portfolio with respect to its Gold Portfolio. See Fidelity Select Portfolio, No-Action Letter (pub. avail. April 29, 2008) (the “Fidelity Letter”). Consistent with the Fidelity Letter, each CFC’s financial statements are consolidated with and into its corresponding Fund’s financial statements, which is audited by a registered public accounting firm and filed with the Commission in accordance with federal securities laws.

		(f)	(1) Each Fund confirms that the CFC’s expenses are included within the line item “Other Expenses” in the Fund’s prospectus fee table.

(2) Although not required by applicable law, each CFC has designated a domestic agent for service of process.

(3) The Funds hereby confirm that the CFCs and their board of directors consent to any inspection of its books and records.

6.	Comment:	Page 4: In the section “Principal Investment Strategies,” the Fund discloses that the “Adviser employs a rules-based investment approach when selecting futures contracts for the Subsidiary…”. Consider including additional information regarding this rules-based approach.

	Response:	Each Fund notes that, in the section Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies,” the Fund includes details about the universe of potential futures contracts in which the Fund will invest, as well as information on the specific types of futures contracts and the specific allocation of assets among those contracts. The Funds believe that such disclosure provides investors with robust disclosure as to the “rules-based process” by which each Fund invests its assets. Nevertheless, each Fund has amended the section “Principal Investment Strategies” to include additional disclosure. That section now reads as follows:

[For PDBC] “…The Subsidiary invests in Commodities Futures that generally are components of the DBIQ Optimum Yield Diversified Commodity Index Excess Return (the “Benchmark”), an index composed of futures contracts on 14 of the most heavily traded commodities across the energy, precious metals, industrial metals and agriculture sectors: aluminum, Brent crude oil, copper, corn, gold, heating oil, light crude oil, natural gas, “RBOB” gasoline, silver, soybeans, sugar, wheat and zinc. Although the Subsidiary generally holds the components of the Benchmark, the Fund is not an “index tracking” ETF and instead seeks to exceed the performance of the Benchmark. Therefore, the Subsidiary may not invest in all of the Benchmark’s components or in the same proportion as the Benchmark. At times, it also may invest in Commodities Futures outside the Benchmark and emphasize some commodity sectors more than others. The Adviser employs a rules-based investment approach when selecting futures contracts for the Subsidiary so that the weight of the futures contracts in the Subsidiary’s portfolio reflects the Adviser’s view of the economic significance and market liquidity of the corresponding, underlying

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

December 8, 2015

commodities. Pursuant to that process, all Commodities Futures selected for the Fund will have an expiration no longer than nine months, and the Adviser will limit the Fund’s economic exposure to any one commodity to 15% of the Fund’s assets and to any sector to 33% of the Fund’s assets.”

[For CMDY] “…The Subsidiary invests in Commodities Futures that generally are components of the Bloomberg Roll Select Commodity Total Return Index (the “Benchmark”), an index composed of 22 futures contracts on up to 20 underlying physical commodities: aluminum, coffee, copper, corn, cotton, crude oil, diesel oil, gold, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean meal, soybean oil, sugar, unleaded gasoline, wheat, and zinc. Although the Subsidiary generally holds the components of the Benchmark, the Fund is not an “index tracking” ETF and instead seeks to exceed the performance of the Benchmark. Therefore, the Subsidiary may not invest in all of the Benchmark’s components or in the same proportion as the Benchmark. At times, it also may invest in Commodities Futures outside the Benchmark and emphasize some commodity sectors more than others. The Adviser employs a rules-based investment approach when selecting futures contracts for the Subsidiary so that the weight of the futures contracts in the Subsidiary’s portfolio reflects the Adviser’s view of the economic significance and market liquidity of the corresponding, underlying commodities. Pursuant to that process, all Commodities Futures selected for the Fund will have an expiration no longer than nine months, and the Adviser will limit the Fund’s economic exposure to any one commodity to 15% of the Fund’s assets and to any sector to 33% of the Fund’s assets.”

7.	Comment:	Page 6: With respect to the subsection “Principal Risks of Investing in the Fund—Counterparty Risk,” this risk is relevant for all derivatives, not just over-the-counter (“OTC”) derivatives. Therefore, consider moving the risk near the derivative risk disclosure revising it to clarify that it applies to all derivatives investments, be they exchange-traded or OTC.

	Response:	The Funds have moved the “Counterparty Risk” subsection so that it appears immediately after the “Derivative Risk” subsection. The Funds also have revised the disclosure pursuant to the staff’s comment. It now reads as follows:

“Counterparty Risk. Certain of the Fund’s investments in derivatives (such as swaps and forward contracts) may involve counterparties, which subjects the Fund to counterparty risk. Counterparty risk is the risk that the other party in an agreement or a participant to a transaction, such as a swap counterparty, might default on a contract or fail to perform by not paying amounts due or fulfilling the delivery conditions of the contract or transaction. ~~trade OTC directly with another party (the “counterparty”). Generally, OTC markets are not as transparent as exchange-traded markets. The Fund may be subject to volatility risk, as the value of OTC instruments may be more volatile than their exchange-listed counterparts, and to liquidity risk, which may cause the Fund to experience difficulty in purchasing or selling these instruments in a timely manner. OTC transactions also subject the Fund to counterparty risk in the event that a counterparty is unwilling or unable to honor its obligations.~~ In that event, the Fund will have contractual remedies pursuant to

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

December 8, 2015

the agreements related to the transaction. However the Fund could experience lengthy delays in recovering its assets and may not receive any recovery at all. Further, there is a risk that no suitable counterparties will be willing to enter into, or continue to enter into, transactions with the Fund, which may cause the Fund to experience difficulty in purchasing or selling these instruments in a timely manner.”

8.	Comment:	Page 7: The section “Principal Investment Strategies” does not contain disclosure about the Funds’ potential investments in equity securities. Please clarify that the Funds will invest in equities or, if it will not, remove the subsection “Equity Risk” from each Fund’s prospectus.

	Response:	The Funds may invest in the common stock of companies that work in commodity-related industries. The section “Principal Investments Strategies” already discloses that the Funds may invest in such “commodity-linked equity securities” and also states that each Fund “may invest in exchange-traded common stocks of companies that operate in commodities, natural resources and energy businesses, and in associated businesses, as well as companies that provide services or have exposure to such businesses.” Therefore, the Funds believe that they already describe use of equity securities.

Nevertheless, to clarify the risks of investments in equity securities, each Fund has amended its “Equity Risk” subsection as follows:

“Equity Risk. The Fund may invest in equity securities and common stocks of companies that operate in commodities, natural resources and energy businesses, and in associated businesses, as well as companies that provide services or have exposure to such businesses. Equity risk is the risk that the value of equity securities, including common stocks, may fall due to both changes in general economic conditions that impact the market as a whole, as well as factors that directly relate to a specific company or ~~its~~ commodity related industries in general ~~industry~~. Such general economic conditions include changes in interest rates, periods of market turbulence or instability, or general and prolonged periods of economic decline and cyclical change. It is possible that a drop in the stock market may depress the price of most or all of the common stocks that the Fund holds. …”

9.	Comment:	Page 7: The section “Principal Investment Strategies” did not identify debt securities as a principal strategy of the Funds. Please remove the disclosure on “Credit Risk,” or revise the strategy to explain how debt instruments will be used by a Fund. Moreover, if debt securities will be part of a Fund’s principal investment strategy, disclose the maturity and quality of those debt securities.

	Response:	The Funds do not invest directly in traditional forms of debt. Any credit risk to which a Fund is exposed derives from its investments in either (i) exchange-traded notes (which have characteristics of a debt security) or (ii) collateral, such as commercial paper or other types of liquid promissory notes issued by businesses. Each of the subsections “Collateral Securities Risk” and “ETN Risk” discloses that each type of investment may subject a Fund to credit risk and includes a definition of credit risk. As such, the separate “Credit Risk” subsection is largely redundant and may cause a reader confusion about the Fund’s primary investment strategies. In light of this, the Funds have deleted the separate “Credit Risk” subsection.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

December 8, 2015

10.	Comment:	Page 10: In the section “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies,” please clarify the percentages of a Fund’s assets that may be allocated to its subsidiary, to commodity pools and to other types of investments set forth in that section.

	Response:	Each Fund will limit its investments in its subsidiary to 25% of its total assets, as set forth in the Prospectus. In addition, each Fund may invest in commodity pools such that no single pool represents more than 25% of a Fund’s assets (that is, it will not be concentrated in any pool). The Funds’ investments in other Commodity-Related Assets will be dictated generally by the extent to which that Fund is invested in Collateral. Each Fund will invest in the amount of Collateral sufficient to maintain required margin and asset coverage for its investments in the Commodity Futures at all times, and generally will seek to invest the remainder of its assets, if any, in Commodity-Related Assets.

11.	Comment:	Page 19: Move the section “Non-Principal Investment Strategies” after the section “Additional Risks of Investing in the Fund.”

	Response:	The Trust has incorporated the staff’s comment.

12.	Comment:	Page 19: Please consider whether the risks included in the section “Additional Risks of Investing in the Fund” should be principal risks.

	Response:	The Funds have considered the staff’s comment and decline to make any changes. The Funds believe that the risks presented in this section are not principal risks, and as such, they are not appropriate for disclosure in the summary portion of a Fund’s prospectus, pursuant to Item 4 of Form N-1A.

The risks currently included in the section “Additional Risks of Investing in the Fund” are largely derivative, rather than direct, risks to a Fund. For example, the underlying commodity upon which a futures contract is based may decline in value, triggering a drop in the value of the futures contract, and correspondingly of a Fund. However, since the Funds do not invest directly in commodities themselves, the risks presented by such commodities are secondary to those presented by the futures contracts.

*        *        *

We believe that this information responds to all of your comments. Please call me at (312) 807-4393 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Very truly yours,

/s/ Mark Greer
Mark Greer, Esq.

Copy:	Anna Paglia, Esq.

      Eric Purple, Esq.

      Adam Henkel, Esq.

PowerShares Actively Managed Exchange-Traded Commodity Fund Trust

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

December 8, 2015

BY EDGAR

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Actively Managed Exchange-Traded Commodity Fund Trust

1933 Act Registration No. 333-193135

1940 Act Registration No. 811-22927

On behalf of PowerShares Actively Managed Exchange-Traded Commodity Fund Trust (the “Trust”), we hereby make the following representations:

(i) The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii) The Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED COMMODITY FUND TRUST

By:	/s/ Anna Paglia
Name:	Anna Paglia
Title:	Secretary of the Trust